Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	YEARS ENDED DECEMBER 31,										SEPTEMBER 30,
(dollars in thousands)	2006		2007		2008		2009(2)		2010(2)		2011		2010(2)
Net income (loss)	$43,279		$45,551		$10,360		$(55,823)		$(40,198)		$2,387		$(32,905)
Income tax expense (benefit)	34,520		37,283		14,487		(36,146)		(23,213)		8,943		(18,820)
Fixed charges	171,686		224,932		230,078		263,011		253,569		180,621		192,100

Earnings	249,485		307,766		254,925		171,042		190,158		191,951		140,375

Interest expense, net	109,806		158,609		156,716		191,455		185,517		128,946		141,006
Rent under leases representative of an interest factor (1/3)	61,880		66,323		73,362		71,556		68,052		51,675		51,094
Preferred dividends	0		0		0		0		0		0		0

Fixed Charges	171,686		224,932		230,078		263,011		253,569		180,621		192,100

Ratio of earnings to fixed charges	1.5	x	1.4	x	1.1	x	0.7	x	0.7	x	1.1	x	0.7	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2010 and 2009 and the nine months ended September 30, 2010, earnings were insufficient to cover fixed charges by $63.4 million $92.0 million and $51.7 million, respectively.